Exhibit 99.4

AMENDMENT NO. 2 TO THE

ALEXZA PHARMACEUTICALS, INC.

2005 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN

Effective January 2, 2013, the Board of Directors of Alexza Pharmaceuticals, Inc. (the “Company”) adopted an amendment to the Company’s 2005 Non-Employee Directors’ Stock Option Plan (the “Plan”) so that Section 6(a) of the Plan was amended and restated to read in its entirety as follows:

6.	NON-DISCRETIONARY GRANTS.

(a) Initial Grants. Without any further action of the Board, each person who on or after January 2, 2013 is elected or appointed for the first time to be a Non-Employee Director, upon the date of his or her initial election or appointment to be a Non-Employee Director, he or she shall automatically be granted an Initial Grant to purchase twenty thousand (20,000) shares of Common Stock on the terms and conditions set forth herein.